UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sono Group N.V.

(Name of Issuer)

Ordinary shares, par value of €0.06 per share

(Title of Class of Securities)

N81409109

(CUSIP Number)

c/o Dr. Holger Ellers
Dentons GmbH
Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft
Markgrafenstraße 33
10117 Berlin

Germany
+49 30 26473 175

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Walter Van Dorn

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6985

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N81409109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Bambino 255. V V UG (haftungsbeschränkt)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,306,249 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,306,249 Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,306,249 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.24% (1)
14.	TYPE OF REPORTING PERSON OO - Limited Liability Company

(1)	The percentage of class of securities beneficially owned by the Reporting Persons is based on a total of 108,711,643 shares (being the sum of 105,711,643 ordinary shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of June 5, 2024, assuming conversion of all high voting shares into ordinary shares. Holders of high voting shares are entitled to twenty-five votes per high voting share on all matters submitted to them for vote. The voting power of the shares beneficially owned represent 7.36% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s outstanding ordinary shares and high voting shares as a single class as of June 5, 2024.

Item 1. Security and Issuer

The issuer of the shares is Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Issuer”). The Issuer’s shares consist of ordinary shares with a par value of €0.06 per share (the “Ordinary Shares”) and high voting shares (the “High Voting Shares”). Each holder of Ordinary Shares is entitled to one vote per Ordinary Share and each holder of High Voting Shares is entitled to twenty-five votes per High Voting Share on all matters submitted to them for vote. High Voting Shares are convertible at any time by the holder thereof into Ordinary Shares on a one-for-one basis. Ordinary Shares are not convertible into High Voting Shares under any circumstances.

The address of the principal executive offices of the Issuer is Waldmeisterstraße 93, 80935 Munich, Germany; its telephone number is +49 (0)89 4520 5818.

Item 2. Identity and Background

This Statement is being filed by Bambino 255. V V UG (haftungsbeschränkt) (the “Reporting Person”). The principal address of the Reporting Person is c/o Dentons GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Markgrafenstraße 33, 10117 Berlin, Germany. The principal business of the reporting person is the acquisition, sale, holding and managing of investments in companies for its own account and on a fiduciary basis, as well as the fiduciary management of assets and/or contracts, except transactions or activities that require a license under the German Banking Act (KWG), as well as trade and utilization of assets.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the 13,306,249Ordianry Shares reported herein as beneficially owned pursuant to the Sale and Transfer Agreement (as defined below) in connection with the Transactions (as defined below) at an aggregate purchase price of approximately $109,046 (converted from Euro to U.S. dollars based on the European Central Bank’s daily exchange rate reported on February 1, 2024, which was €1.00 = $1.0814). The source of funds of the Reporting Person for the acquisition for the 13,306,249 Ordinary Shares reported herein was funds paid from the insolvency estate of Sono Motors GmbH, as provided for in the insolvency plan of Sono Motors GmbH, as approved by its creditors on December, 21, 2023, and confirmed by court order of the local court of Munich (Amtsgericht München) on the same day.

Item 4. Purpose of Transaction

The Issuer entered into certain investment-related agreements (the “Yorkville Agreements”), effective November 20, 2023, between the Issuer and YA II PN, Ltd. (“Yorkville”), pursuant to which Yorkville committed to provide financing to the Issuer subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”) was the restructuring of the Issuer and Sono Motors GmbH, the Issuer’s sole Subsidiary (collectively, the “Companies”), in connection with the Companies’ respective self-administration proceedings in Germany. On January 31, 2024, the Issuer withdrew its application for its preliminary self-administration proceedings, and on the same day held an extraordinary general meeting of shareholders (“EGM”) at which George O’Leary was appointed as the sole current member of the Issuer’s management board. The Subsidiary subsequently exited its self-administration proceedings on February 29, 2024.

As a condition to the willingness of Yorkville to enter into the Yorkville Agreements and the Transactions, Laurin Hahn and Jona Christians – the Issuer’s co-founders and former co-CEOs (collectively, the “Founders”) – entered into a Shareholders Commitment Letter, effective as of November 20, 2023 (the “Shareholders Commitment Letter”) with the Issuer and the Subsidiary. Under the terms of the Shareholders Commitment Letter, the Founders undertook to sell and transfer, in the aggregate, 17,306,251 Ordinary Shares and all of their High Voting Shares in the Issuer to the Issuer and/or the new members of the management board to be appointed for the Issuer.

Pursuant to the terms of the Yorkville Agreements and in connection with the Transactions, the Founders entered into respective Sale and Transfer Agreements, each dated February 1, 2024 (collectively, the “Sale and Transfer Agreement”), with SVSE LLC, a limited liability company formed under the laws of the State of Delaware (“SVSE”), the Reporting Person and the Issuer, pursuant to which the Founders, in the aggregate, sold and transferred (i) 17,306,251 Ordinary Shares and all of their High Voting Shares to SVSE and (ii) 13,306,249 Ordinary Shares to the Reporting Person as reported herein.

In connection with the Transactions, changes in the Issuer’s supervisory board were implemented, with two new members appointed at the EGM following the resignation on the same day of all of the Issuer’s former supervisory board members.

Item 5. Interest in Securities of the Issuer

(a) – (b)	The responses to Rows 7 through 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of shares (including but not limited to footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the shares of the Issuer during the past 60 days.

(d)	The Reporting Person is party to a trust agreement, pursuant to which it is obliged to forward the net proceeds from the realization of certain assets (including the Ordinary Shares) to the insolvency practitioner appointed as supervisor of the insolvency plan of Sono Motors GmbH, for distribution to the insolvency creditors of Sono Motors GmbH in accordance with the insolvency plan.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4, and 5 are hereby incorporated by reference in their entirety.

To the best knowledge of the Reporting Person, other than described in Items 3, 4, and 5 and this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.1	Sale and Transfer Agreement, dated February 1, 2024, by and among Jona Christians, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.
Exhibit 99.2	Sale and Transfer Agreement, dated February 1, 2024, by and among Laurin Hahn, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2024

Signature:

Bambino 255. V V UG (haftungsbeschränkt)

By:	/s/ Holger Ellers
Name:	Holger Ellers
Title:	Managing Director

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